PROSPECTUS SUPPLEMENT NO. 2 DATED JANUARY 25, 2001
(TO PROSPECTUS DATED DECEMBER 21, 2000)


44,955,679 Shares of Common Stock
1,000,000 Warrants to Purchase Common Stock

ACCESS POWER, INC.


This prospectus supplement supplements and amends the prospectus dated December 21, 2000 relating to the Common Stock and Warrants of Access Power, Inc. listed above.

The principal and selling shareholder table contained in the section *Principal and Selling Shareholders* in the above prospectus is amended and restated as follows:

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering	
Beneficial Owner	Number	Percentage	Number of Shares to be Sold[13]	Number	Percentage
Glenn A. Smith[1]	7,056,500	12.3%	1,650,000	5,106,500	5.5%
Tod Smith[2]	2,540,000	4.7%	900,000	1,640,000	1.7%
Maurice J. Matovich[3]	2,094,750	3.9%	800,000	1,294,750	1.3%
Howard L. Kaskel[4]	1,105,400	2.1%	893,000	212,400	
Bamboo Investors LLC[5]	2,973,775	5.4%	2,973,775	-	-
Grandview Court, LLC[6]	9,809,250	15.7%	9,809,250	-	-
Continental Capital and Equity Corporation	814,481	*	814,481	-	-
Tatum CFO Partners, LLP[7]	547,500	*	67,500	-	-
William Thayer[8]	75,000	*	75,000	-	-
Randy Heaps[9]	60,000	*	60,000	-	-
James R. Schnorf	50,000	*	50,000	-	-
Eric Dullas[10]	4,000	*	4,000	-	-
Kim Saldutti[11]	3,000	*	3,000	-	-
Doreen Sabina[12]	3,000	*	3,000	-	-
All directors and executive officers as a group (4 persons) [1] [2][3][4]	13,096,650	21.2%	4,243,000	8,553,650	8.7%

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*Less than 1%.

(1)   Includes 10,400 shares of common stock held for a minor child and 4,650,000 shares subject to presently exercisable options. Mr. Smith is our Chief Executive Officer and President, and is a director.

(2)   Includes 1,900,000 shares subject to presently exercisable options. Mr. Smith is our Chief Technology Officer and General Counsel, and is a director.

(3)   Includes 1,800,000 shares subject to presently exercisable options. Mr. Matovich is our Chief Operations Officer and a director.

(4)   Includes 893,000 shares subject to presently exercisable options. Mr. Kaskel is our Chief Financial Officer and is also a partner of Tatum CFO Partners, LLP.

(5)   Includes 2,400,000 shares of common stock issuable upon exercise of presently exercisable warrants. Also includes shares held by such shareholder issuable upon conversion of outstanding convertible debentures based upon a three day average share price of $0.05. The number of shares to be sold is subject to adjustment to reflect the effect of the market price of the common stock at the time of conversion. The shareholder is currently entitled to an additional 56,926,225

shares based upon the three day average share price of $0.05. We do not currently have sufficient shares authorized to issue the 56,926,225 shares of common stock. We will, however, issue these additional shares if our shareholders approve a proposal to increase our authorized shares of common stock at a special meeting of the shareholders to be held in the first quarter of 2001.

(6)   Includes 225,000 shares of common stock issuable upon the exercise of presently exercisable warrants at a price of $0.045 per share and 4,809,250 shares of common stock issuable upon the exercise of presently exercisable warrants at a price of $0.045 per share. Does not include shares or warrants issuable in the future under the investment agreement that are not registered pursuant to the registration statement of which this prospectus is a part. The number of shares issuable will be determined by a formula described under *Investment Agreement*

(7)   Includes 547,000 shares subject to presently exercisable options.

(8)   Includes 75,000 shares subject to presently exercisable options. Mr. Thayer was our vice-president of sales until January 2000.

(9)   Includes 60,000 shares subject to presently exercisable options. Mr. Heaps performed work for us as an independent contractor.

(10)   Includes 4,000 shares subject to presently exercisable options. Mr. Dullas performed work for us as an independent a contractor.

(11)   Includes 3,000 shares subject to presently exercisable options. Ms. Saldutti is the wife of Mr. Ralph Saldutti. Mr. Saldutti performed work for us as an independent contractor.

(12)   Includes 3,000 shares subject to presently exercisable options. Ms. Sabina performed work for us as an independent contractor.

(13)   The number of shares to be sold represents the net number of shares to be sold by each shareholder. Thus, the aggregate number of shares to be sold as of January 25, 2001 is less than the original 44, 955,679 registered for resale under this prospectus due to sales of the shares by the shareholders since December 21, 2000.

An investment in shares of our common stock or warrants involves significant risk. We urge you to carefully consider the risk factors beginning on page 7, along with the rest of this prospectus, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is January 25, 2001.